NEWS RELEASE

April 4, 2017

Nevsun Extends Harena 150 Metres Beyond Current Resource and
Identifies New Regional Targets from VTEM Survey

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) (“Nevsun” or the “Company”) is pleased to announce new assay results from on-going drilling at Harena.  These results include in-fill drilling of large gaps in the resource model, as well as new results from the testing of Harena at depth.  Nevsun is also pleased to report that the 6,386 line kilometre VTEM (Versatile Time Domain Electromagnetic) airborne survey has been completed over an 825 square kilometre licensed area at Bisha.

Highlights

  Intersected 18.4 metres of 1.65% Cu, 4.03% Zn, 0.82g/t Au, 55g/t Ag extending the deposit by 150 metres
  Borehole electromagnetic surveys suggest further down plunge extensions likely
  Additional new drilling results include:
    57.4 metres of 0.37% Cu, 7.08% Zn, 0.17g/t Au, 9g/t Ag
    44.5 metres of 0.49% Cu, 6.51% Zn, 0.43g/t Au, 29g/t Ag
    40.5 metres of 0.76% Cu, 4.82% Zn, 0.18g/t Au, 18g/t Ag
    84.0 metres of 0.80% Cu, 4.72% Zn, 0.27g/t Au, 15g/t Ag
  Preliminary VTEM survey results highlight numerous new untested shallow drill targets

Cliff Davis, Nevsun CEO, commented, “The new drilling demonstrates that the already sizeable Harena resource extends 150 metres beyond its currently modelled limits, further enhancing the potential for underground mining.  We are particularly encouraged by the increasing copper content which indicates the mineralizing system is strengthening”.  Mr. Davis went on to say, “The recently completed airborne survey over the Mogoraib River and Tabakin Exploration Licenses that were acquired in 2016 has highlighted a significant number of new shallow drill targets.  Evaluation of the highest priority anomalies is currently underway but the full suite of targets will take years to pursue.  As we have always stated, Bisha is evolving into a large VMS district with exploration still in its infancy.”

Harena

Harena is located 10 kilometres south of the Bisha processing plant and drilling continues to expand the deposit at depth. Some of the results reported in today’s update are part of an in-fill program designed to upgrade the mineral resource and tighten the drill spacing at Harena to 100 metre centres, while others are from an on-going program focused on expanding the deposit. A drill-hole plan map, longitudinal section and representative cross section through Harena can be found in Figures 1, 2 and 3.

Hole HX-083, which is the deepest hole yet drilled at Harena, is relatively higher in copper than recent holes drilled above it and has an 11.0 metre interval grading 2.23% Cu, 4.92% Zn, 1.10 g/t Au, 79 g/t Ag including 2.6 metres grading 4.88% Cu, 7.79% Zn, 2.49 g/t Au, 201 g/t Ag.  This suggests that the mineralizing system is strengthening and Borehole transient electromagnetic (BHEM) modeling indicates that the mineralization should continue down dip.  Further drilling will determine if this is the case.

The mineralization at Harena displays a well-defined base metal and host rock alteration zonation pattern consisting of a sphalerite and pyrite, zinc-rich upper portion and a lower chalcopyrite and pyrite, copper-rich basal section.  The copper-rich basal area is focussed along the northeastern edge of the deposit and is commonly underlain by a thick zone of highly altered felsic volcanics indicative of the high temperature focus point of the mineralizing system.  The zinc-rich upper portion tends to be displaced to the southwest and has much less alteration associated with the volcanic rocks below it, indicating that it is somewhat distal from the active mineralizing centre.

BHEM surveys are routinely completed in all holes drilled at Harena.  The results of these surveys are typically interpreted and modeled as plates of various conductivities in three dimensional space.  These models, along with the geology and alteration patterns, have been instrumental in guiding the drilling at Harena.  Chalcopyrite is the main conductive mineral and the borehole survey results preferentially focus our efforts toward copper enriched mineralization.  Sphalerite is not conductive, but is associated with pyrite, which is less conductive than chalcopyrite giving weaker anomalies.  A longitudinal section with the interpreted borehole plate models derived from hole HX-083 is shown in Figure 4.

The highly predictable nature of the geology at Harena, coupled with the borehole geophysical modeling, has allowed us to aggressively step out with our drill pattern.  This will ultimately enable us to quickly define the full geometry of Harena.

VTEM Survey

A 6,386 line kilometre VTEM survey has been recently completed by helicopter over the Mogoraib River and Tabakin Exploration Licenses covering an area of 825 square kilometres.  These licenses were acquired in mid-2016 and much of the area had never been covered by any geophysical survey.  Preliminary results have highlighted many new anomalies that, by the nature of the survey, should be relatively shallow (i.e., less than 100 metre depth).  Field evaluation is underway to determine the nature of the anomalies and over 11,000 metres of drilling has been allocated for the testing of targets.

Quality Assurance

A Quality Assurance/Quality Control program was part of the assaying program at Harena.  This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. All samples were prepared and analyzed at Bisha’s on-site laboratory independently operated by SGS.

Mr. Robert Foy P.Geo., BMSC’s Exploration Manager, has been overseeing the drilling at Harena and is a Qualified Person as defined by NI 43-101.  Mr. Foy has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone in Serbia and 60% owner of the high-grade copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing the Timok project to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

Table of previously unreleased assay results from Harena

HOLE ID	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Harena
HX-072	539.50	594.10	54.60	1.02	2.54	0.46	20
includes	574.30	594.10	19.80	2.27	1.76	0.59	31
HX-073	285.60	319.00	33.40	1.08	4.08	2.07	40
includes	314.00	319.00	5.00	0.92	0.14	11.05	95
HX-074	190.00	193.60	3.60	0.40	9.31	0.33	46
HX-075	219.00	225.50	6.50	0.72	6.44	0.65	42
HX-076	371.60	374.30	2.70	0.49	10.62	0.25	26
HX-077	701.00	701.50	0.50	0.91	0.06	0.21	12
HX-078	No Significant Values
HX-079	795.10	852.50	57.40	0.37	7.08	0.17	9
includes	800.90	840.10	39.20	0.35	7.99	0.18	8
and	845.40	852.50	7.10	0.33	9.33	0.11	10
HX-080	909.00	916.60	7.60	0.40	4.69	1.51	47
and	1,077.10	1,082.60	5.50	0.67	5.21	0.58	60
HX-081	762.60	768.50	5.90	0.06	8.20	0.07	6
and	883.20	927.70	44.50	0.49	6.51	0.43	29
includes	883.20	888.90	5.70	0.29	15.02	0.32	19
and	894.00	898.00	4.00	2.64	1.25	1.11	84
and	914.00	923.20	8.40	0.08	15.23	0.20	19
HX-082	856.00	896.50	40.50	0.76	4.82	0.18	18
includes	869.20	875.10	5.90	1.67	2.45	0.14	21
and	875.10	892.30	17.20	0.37	5.67	0.12	10
and	892.30	896.50	4.20	2.48	4.33	0.59	73
HX-083	1170.70	1176.00	5.30	0.17	3.87	0.85	26
and	1211.00	1229.40	18.40	1.65	4.03	0.82	55
includes	1213.50	1224.50	11.00	2.23	4.92	1.10	79
and	1213.50	1216.10	2.60	4.88	7.79	2.49	201
HX-084	598.00	682.00	84.00	0.80	4.72	0.27	15
includes	598.00	616.60	18.60	0.31	7.51	0.66	24
and	625.30	640.50	15.20	0.45	6.66	0.15	5
and	640.50	646.70	6.20	4.42	1.23	0.76	49
and	649.70	669.00	19.30	0.89	6.69	0.11	11
and	658.60	661.00	2.40	4.62	1.35	0.25	54
and	678.70	682.00	3.30	2.53	1.30	0.29	43

Estimated true widths are approximately 70% of the drill intercept length.

Figure 1. Harena Drill-hole Location Map

Figure 2. Harena Longitudinal Section

Figure 3. Harena Section A – A’ (L6350)

Figure 4. Harena Longitudinal Section Showing Borehole Plate Models from HX-083

Drill Collar Locations

HOLE ID	UTM Easting	UTM Northing	Elevation	Depth (m)	Azimuth	Dip
HX-072	334229	1707761	602	702	125	-65
HX-073	334424	1707684	602	407	125	-67
HX-074	334605	1707864	600	387	125	-65
HX-075	334339	1707439	604	389	125	-66
HX-076	334162	1707443	604	464	125	-65
HX-077	334448	1708041	599	765	125	-69
HX-078	334710	1708216	597	775	125	-74
HX-079	334015	1707667	602	875	122	-74
HX-080	333879	1707639	601	1199	122	-76
HX-081	333995	1707558	602	947	125	-76
HX-082	334033	1707777	601	1126	123	-74
HX-083	333710	1707635	601	1410	123	-75
HX-084	334170	1707619	600	695	125	-70

Note: Collar coordinates are in UTM WGS84 Zone37N